SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at May 14, 2007

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
Chief Executive Officer and Director

Date: May 14, 2007

Print the name and title of the signing officer under his signature.

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1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684∙6365 Fax 604 684∙8092 Toll Free 1 800 667∙2114 www.greatbasingold.com	TSX: GBG AMEX: GBN JSE: GBG

  GREAT BASIN GOLD ADOPTS SHAREHOLDER RIGHTS PLAN

May 14, 2007, Vancouver, BC - Great Basin Gold Ltd. ("Great Basin Gold" or the "Company") (TSX: GBG; AMEX: GBN; JSE: GBG) announces that its Board of Directors has approved a Shareholder Rights Plan Agreement (the "Rights Plan"). The Rights Plan is being adopted to ensure the fair and equal treatment of all Great Basin Gold shareholders in the event of any future take-over bid for the outstanding common shares of the company.

The Rights Plan will provide shareholders with adequate time to properly evaluate and assess a take-over bid without facing undue pressure or coercion. The Rights Plan also provides the Board with additional time to consider any take-over bid and, if appropriate, to explore alternative transactions in order to maximize shareholder value.

Great Basin Gold President and CEO, Ferdi Dippenaar commented "This Rights Plan is not being adopted in response to any specific proposal to acquire control of Great Basin Gold, but is simply a prudent, proactive measure that is being adopted in light of the increased pace of merger and acquisition activity in the mining industry."

The Rights Plan is not designed to prevent take-over bids that treat Great Basin Gold shareholder fairly. Pursuant to the terms of the Rights Plan, any bid that meets certain criteria intended to protect the interests of all shareholders is deemed to be a "Permitted Bid". A Permitted Bid must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, in addition to certain other conditions, must remain open for 60 days. In the event that a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the rights issued under the Rights Plan will entitle shareholders, other than any shareholder or shareholders involved in the take-over bid, to purchase additional common shares of Great Basin Gold at a significant discount to the market price of the common shares at that time.

The Rights Plan is subject to regulatory approvals, including approval by the TSX, and will be presented for ratification by shareholders at the Great Basin Gold annual meeting to be held on June 19, 2007. If ratified by shareholders, the Rights Plan will have a term of three years.

Great Basin has two advanced stage gold projects in two of the world's best gold environments: the Burnstone Project in South Africa's Witwatersrand Goldfield, and the Hollister Project on the Carlin Trend in Nevada, USA. Great Basin is completing the first of a two-phase underground development program at Burnstone and is currently completing work toward a feasibility study on the Hollister Project.

For more information on Great Basin and its projects, please visit the Company's website at www.greatbasingold.com or call Investor Services at 604-684-6365 or within North America at 1-800-667-2114.

Ferdi Dippenaar
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin ("the Company") expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.